SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

RXSIGHT, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

78349D107

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners II, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 78349D107	13D

1	NAMES OF REPORTING PERSONS Longitude Capital Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 994,313 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 994,313 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 994,313 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares of Common Stock are held of record by LVPII (as defined in Item 2(a) below). LCPII (as defined in Item 2(a) below) is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, and Patrick G. Enright, are the managing members of LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 35,643,669 shares of Common Stock outstanding as of July 31, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission (the “Commission”) on August 7, 2023 (the “Form 10-Q”).

CUSIP No. 78349D107	13D

1	NAMES OF REPORTING PERSONS Longitude Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 994,313 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 994,313 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 994,313 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares of Common Stock are held of record by LVPII. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, and Patrick G. Enright, are the managing members of LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 35,643,669 shares of Common Stock outstanding as of July 31, 2023, as reported by the Issuer in its Form 10-Q.

CUSIP No. 78349D107	13D

1	NAMES OF REPORTING PERSONS Longitude Prime Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 712,700 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 712,700 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,700 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares of Common Stock are held of record by LPF (as defined in Item 2(a) below). LPP (as defined in Item 2(a) below) is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to these securities. Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, and Patrick G. Enright, are the managing members of LPP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 35,643,669 shares of Common Stock outstanding as of July 31, 2023, as reported by the Issuer in its Form 10-Q.

CUSIP No. 78349D107	13D

1	NAMES OF REPORTING PERSONS Longitude Prime Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 712,700 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 712,700 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,700 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares of Common Stock are held of record by LPF. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to these securities. Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, and Patrick G. Enright, are the managing members of LPP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 35,643,669 shares of Common Stock outstanding as of July 31, 2023, as reported by the Issuer in its Form 10-Q.

CUSIP No. 78349D107	13D

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,546 (1)
	8	SHARED VOTING POWER 1,707,013 (2)
	9	SOLE DISPOSITIVE POWER 67,546 (1)
	10	SHARED DISPOSITIVE POWER 1,707,013 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,559 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	All shares of Common Stock are held of record by Patrick G. Enright.
(2)

Consists of (i) 994,313 shares of Common Stock held of record by LVPII and (ii) 712,700 shares of Common Stock held of record by LPF. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to the shares held of record by LVPII. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the shares held by LPF. Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, and Patrick G. Enright, are the managing members of each of LCPII and LPP and may each be deemed to share voting, investment and dispositive power with respect to the shares held by each of LVPII and LPF.

(3)

Based on 35,643,669 shares of Common Stock outstanding as of July 31, 2023, as reported by the Issuer in its Form 10-Q. When rounded to the nearest thousandth, the percent of Common Stock represented by the Reporting Person’s beneficial ownership is 4.979%.

CUSIP No. 78349D107	13D

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,680 (1)
	8	SHARED VOTING POWER 1,707,452 (2)
	9	SOLE DISPOSITIVE POWER 62,680 (1)
	10	SHARED DISPOSITIVE POWER 1,707,452 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,770,132 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	All shares of Common Stock are held of record by Juliet Tammenoms Bakker.
(2)

Consists of (i) 994,313 shares of Common Stock held of record by LVPII, (ii) 712,700 shares of Common Stock held of record by LPF and (iii) 439 shares of Common Stock held by a trust of which Juliet Tammenoms Bakker is the Investment Trustee of such trust and may be deemed to share voting, investment and dispositive power with respect to such securities. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to the shares held of record by LVPII. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the shares held by LPF. Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, and Patrick G. Enright, are the managing members of each of LCPII and LPP and may each be deemed to share voting, investment and dispositive power with respect to the shares held by each of LVPII and LPF.

(3)

Based on 35,643,669 shares of Common Stock outstanding as of July 31, 2023, as reported by the Issuer in its Form 10-Q. When rounded to the nearest thousandth, the percent of Common Stock represented by the Reporting Person’s beneficial ownership is 4.966%.

CUSIP No. 78349D107	13D

Item 1. Security and Issuer.

This joint statement on Schedule 13D/A (this “Statement”) is filed with respect to the Common Stock, par value $0.001 per share (“Common Stock”), of RxSight, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 Columbia, Aliso Viejo, CA 92656.

Item 2. Identity and Background.

(a) This Amendment No. 2 (“Amendment”) is being filed by Longitude Venture Partners II, L.P. (“LVPII”), Longitude Capital Partners II, LLC (“LCPII”), Longitude Prime Fund, L.P. (“LPF”), Longitude Prime Partners, LLC (“LPP” and together with LVPII, LCPII and LPF, the “Reporting Entities”) and Juliet Tammenoms Bakker (“Tammenoms Bakker”), a member of the Issuer’s board of directors (the “Board”), and Patrick G. Enright (“Enright” and together with Tammenoms Bakker, the “Reporting Individuals”). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on August 13, 2021 and Amendment No. 1 filed with the Commission on June 5, 2023 (the “Original Schedule 13D”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to the Original Schedule 13D as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended to add the following language:

(a) and (b) See Items 7-11 of the cover pages of this Amendment and Item 2 above.

(c)

On June 14, 2023, LPF effected a pro rata distribution without additional consideration of 267,300 shares of Common Stock to (i) LPP, its general partner and (ii) its limited partners. LPP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

On August 9, 2023, LVPII effected a pro rata distribution without additional consideration of 497,150 shares of Common Stock to (i) LCPII, its general partner and (ii) its limited partners. LCPII then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

On August 17, 2023, Tammenoms Bakker sold 18,484 shares of Common Stock for a weighted-average sale price of $30.0635 per share for an aggregate sale price of $555,694.57.

On August 18, 2023, Tammenoms Bakker sold 14,651 shares of Common Stock for a weighted-average sale price of $ 29.0681 per share for an aggregate sale price of $425,876.34.

(e) On August 18, 2023, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. When rounded to the nearest thousandth, the percent of Common Stock represented by Enright’s beneficial ownership is 4.979%. When rounded to the nearest thousandth, the percent of Common Stock represented by Tammenom Bakker’s beneficial ownership is 4.966%.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2023

LONGITUDE VENTURE PARTNERS II, L.P.

By: LONGITUDE CAPITAL PARTNERS II, LLC
Its: General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE CAPITAL PARTNERS II, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

/s/ Cristiana Blauth Oliveira, as attorney-in-fact for Patrick G. Enright
Patrick G. Enright

/s/ Cristiana Blauth Oliveira, as attorney-in-fact for Juliet Tammenoms Bakker
Juliet Tammenoms Bakker

LONGITUDE PRIME FUND, L.P.

By: LONGITUDE PRIME PARTNERS, LLC
Its: General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE PRIME PARTNERS, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory